Dynegy Inc.

601 Travis Street, Suite 1400

Houston, Texas 77002

Phone  713.507.6400

January 9, 2014

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mara L. Ransom

Re:                             Dynegy Inc.

Registration Statement on Form S-4

Filed December 9, 2013

File No. 333-192732

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 4, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Filed November 7, 2013

File No. 001-33443

Dear Ms. Ransom:

On behalf of Dynegy Inc. (the “Company”), I refer to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 31, 2013, containing comments on the above-referenced filings.

The Staff’s letter requested that the Company respond within 10 business days, which would be January 15, 2014. In a telephone conversation with Liz Walsh of the Staff on January 9, 2014, the Company requested additional time to provide a response to the Staff’s letter in order to allow the Company sufficient time to adequately address the comments raised by the Staff. Accordingly, this letter hereby confirms that the Company plans to provide a response to the Staff’s letter on or before January 30, 2014.

Thank you for this courtesy. If you have any questions concerning the foregoing, please do not hesitate to contact me directly at (713) 767-4747 with any questions or comments regarding this letter.

Sincerely,

/s/ Heidi D. Lewis
Name:	Heidi D. Lewis, Esq.
Title:	Vice President & Group General Counsel- Corporate, Dynegy Inc.

cc:                                Robert C. Flexon, President and Chief Executive Officer, Dynegy Inc.

David Johansen, Esq., Partner, White & Case LLP